SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (Amendment No. 4)


                          SeraCare Life Sciences, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    81747T104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              William R. Lucas, Jr.
                          One Riverchase Parkway South
                            Birmingham, Alabama 35244
                                  205-987-5500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 17, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81747T104
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Master Fund I, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     3,670,843

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     3,670,843

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,670,843

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.8%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 81747T104
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Offshore Manager, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     3,670,843

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     3,670,843

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,670,843

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.8%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 81747T104
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC Investors, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     3,670,843

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     3,670,843

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,670,843

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.8%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 81747T104
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Special Situations Fund, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     650,529

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     650,529

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     650,529

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.5%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 81747T104
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Special Situations GP, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     650,529

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     650,529

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     650,529

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.5%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 81747T104
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC - New York, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     650,529

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     650,529

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     650,529

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.5%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 81747T104
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbert Management Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,321,372

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,321,372

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,321,372

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.3%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 81747T104
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Philip Falcone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,321,372

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,321,372

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,321,372

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.3%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 81747T104
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Raymond J. Harbert

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,321,372

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,321,372

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,321,372

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.3%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 81747T104
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael D. Luce

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,321,372

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,321,372

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,321,372

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.3%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 81747T104
          ---------

This Amendment to Schedule 13D amends and supplements the Schedule 13D filed with respect to the shares of the common stock, no par value, of SeraCare Life Sciences, Inc. (the "Issuer") by Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Offshore Manager, L.L.C., HMC Investors, L.L.C., Harbert Management Corporation, Harbinger Capital Partners Special Situations Fund, L.P., Harbinger Capital Partners Special Situations GP, LLC, HMC - New York, Inc, Philip Falcone, Raymond J. Harbert and Michael D. Luce, Black Horse Capital LP, Black Horse Capital (QP) LP, Black Horse Capital Offshore Ltd., Black Horse Capital Management LLC, Black Horse Capital Advisors LLC, Dale Chappell and Brian Sheehy, Chesed Congregations of America, New Dimensions Trading, Jacob Safier, Levitin Family Charitable Trust, BL Cubed LLC and Raizy Levitin on November 16, 2006.

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     SeraCare Life Sciences, Inc., common stock, par value $0.001 per share (the "Shares").

     The address of the issuer is 375 West Street, West Bridgewater, Massachusetts 02379.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

(a-c,f) This Schedule 13D is being filed by (i) Harbinger Capital Partners Master Fund I, Ltd. (the "Harbinger Master Fund"), (ii) Harbinger Capital Partners Offshore Manager, L.L.C., ("Harbinger Management"), the sole investment manager of the Harbinger Master Fund, (iii) HMC Investors, L.L.C. ("HMC Investors"), the managing member of Harbinger Management, (iv) Harbinger Capital Partners Special Situations Fund, L.P. (the "Harbinger Special Fund"), (v) Harbinger Capital Partners Special Situations GP, LLC ("HCPSS"), the general partner of the Harbinger Special Fund, (vi) HMC - New York, Inc. ("HMCNY"), the managing member of HCPSS, (vii) Harbert Management Corporation ("HMC"), the managing member of HMC Investors and the parent of HMCNY, (viii) Philip Falcone, a shareholder of HMC and the portfolio manager of the Harbinger Master Fund and the Special Fund, (ix) Raymond J. Harbert, a shareholder of HMC, and (x) Michael
D. Luce, a shareholder of HMC (each of the Harbinger Master Fund, Harbinger Management, HMC Investors, Harbinger Special Fund, HCPSS, HMCNY, HMC, Philip Falcone, Raymond J. Harbert and Michael D. Luce may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

The Harbinger Master Fund is a Cayman Islands corporation with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop's Square, Redmond's Hill, Dublin 2, Ireland. Each of Harbinger Management, HMC Investors and HCPSS is a Delaware limited liability company. The Harbinger Special Fund is a Delaware limited partnership. HMC is an Alabama corporation. HMCNY is a New York corporation. Each of Philip Falcone, Raymond J. Harbert and Michael D. Luce is a United States citizen. The principal business address for each of the Harbinger Special Fund, HCPSS, HMCNY and Philip Falcone is 555 Madison Avenue, 16th Floor, New York, New York 10022. The principal business address for each of Harbinger Management, HMC Investors, HMC, Raymond
J. Harbert and Michael D. Luce is One Riverchase Parkway South, Birmingham, Alabama 35244.

The principal business of each of Harbinger Master Fund and Harbinger Special Fund is that of a private investment fund engaged in the purchase and sale of securities for its own account. The principal business of each of Harbinger Management, HMC Investors, HCPSS, HMCNY and HMC is providing investment management services. The principal occupation of Mr. Falcone is portfolio manager of the Harbinger Master Fund and the Special Fund. Mr. Harbert and Mr. Luce serve as control persons of HMC.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof the Reporting Persons collectively may be deemed to beneficially own 4,321,372 Shares.

As of the date hereof the Harbinger Master Fund may be deemed to beneficially own 3,670,843 Shares.

As of the date hereof Harbinger Management may be deemed to beneficially own 3,670,843 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 3,670,843 Shares.

As of the date hereof, Harbinger Special Fund may be deemed to beneficially own 650,529 Shares.

As of the date hereof, HCPSS may be deemed to beneficially own 650,529 Shares.

As of the date hereof, HMCNY may be deemed to beneficially own 650,529 Shares.

As of the date hereof HMC may be deemed to beneficially own 4,321,372 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 4,321,372 Shares.

As of the date hereof Raymond J. Harbert may be deemed to beneficially own 4,321,372 Shares.

As of the date hereof Michael D. Luce may be deemed to beneficially own 4,321,372 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

The Reporting Persons initially acquired the Shares for their own account, and for investment purposes, with no purpose of changing or influencing control of the Issuer and not in connection with or as a participant in any transaction having that purpose or effect. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

On March 22, 2006, the Issuer filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of California (the "Bankruptcy Court"). Between March 22, 2006 and May 17, 2007, the Issuer operated its business as a debtor-in-possession in accordance with provisions of the Bankruptcy Code. The Chapter 11 case of the Issuer (the "Chapter 11 Case") was administered as Case No. 06-00510-LA11. In connection with the Chapter 11 case, the Reporting Persons, together with Black Horse Capital LP, Black Horse Capital (QP) LP, Black Horse Capital Offshore Ltd., Black Horse Capital Management LLC, Black Horse Capital Advisors LLC, Dale Chappell, Brian Sheehy, Chesed Congregations of America, New Dimensions Trading, Jacob Safier, Levitin Family Charitable Trust, BL Cubed LLC and Raizy Levitin formed an Ad Hoc Committee of Equity holders (the "Ad Hoc Committee") of the Issuer. Prior to November 10, 2006, and notwithstanding the Reporting Persons' participation in the Ad Hoc Committee, the Reporting Persons had not entered into any agreement or understanding to act together with the other participants of the Ad Hoc Committee for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer.

The Reporting Persons closely monitored the Chapter 11 Case. On June 26, 2006, the Ad Hoc Committee filed a motion (the "Motion") with the Bankruptcy Court for an order granting relief from the automatic stay to the Ad Hoc Committee, in order to allow the members of the Ad Hoc Committee to file a summary application with the California Superior Court to compel the Issuer to hold promptly its annual meeting of shareholders for the purpose, among other potential business, of electing directors. The Motion requested, in the alternative, that the Bankruptcy Court issue an order to terminate the Issuer's period of exclusivity to allow the Ad Hoc Committee or any other interested party to file a plan of reorganization and to solicit votes for such a plan. The motion to terminate the Issuer's period of exclusivity was granted by the Bankruptcy Court. In and around that time, the Issuer proposed a convertible debt financing that the Ad Hoc Committee opposed; the Ad Hoc Committee filed an objection to the Debtor's motion to approve that convertible debt financing.

After extensive negotiations with the Issuer, on November 10, 2006 certain of the Reporting Persons entered into a Plan Support Agreement with the Issuer (as amended, the "Plan Support Agreement"). The Plan Support Agreement provided for a settlement of disputes between the Ad Hoc Committee and the Issuer regarding the financing of the Issuer and various other matters. In the Plan Support Agreement, the Issuer and the Ad Hoc Committee agreed to propose and seek confirmation of a joint plan of reorganization for the Issuer.

At that time, as a precautionary matter, the Reporting Persons, along with the other members of the Ad Hoc Committee, jointly filed a Schedule 13D on November 16, 2006 in the event they may have been deemed to be a group for such purposes. At the time of such filing, the Ad Hoc Committee intended to work with the Issuer, as provided in the Plan Support Agreement, to confirm and consummate the Plan.

On December 21, 2006, the Bankruptcy Court approved the Joint First Amended Disclosure Statement of the Issuer and the Ad Hoc Committee and set February 15, 2007 as the date for a hearing on confirmation and approval of the First Amended Joint Plan of Reorganization of the Issuer and the Ad Hoc Committee, as Modified (the "Plan"). On February 21, 2007, the Bankruptcy Court entered an order confirming the Plan.

The Plan provided for the Issuer's deleveraging and exit from bankruptcy via the Rights Offering. Terms used but not otherwise defined herein shall have the meanings given to such terms in the Plan, attached as Exhibit D hereto. During the first two weeks of January 2007, each holder of Issuer common stock as of the Rights Offering Record Date received Subscription Rights entitling each shareholder to purchase its pro rata share of 4,250,000 newly issued shares of Reorganized SeraCare Common Stock at a price of $4.75 per share. The Reporting Persons participated in the rights offering fully to the extent of their pro rata interests, and certain of these Reporting Persons, together with other members of the Ad Hoc Committee, also fully backstopped the Rights Offering, without any fee. The Harbinger Master Fund received 841,585 shares of Reorganized SeraCare Common Stock pursuant to the rights offering and zero shares as a result of its backstop commitment, which commitment it had assigned to the Harbinger Special Fund. The Harbinger Special Fund received 40,989 shares of Reorganized SeraCare Common Stock pursuant to the rights offering and 471,740 shares as a result of its backstop commitment. The Company's shareholders exercised a total of 3,530,885 Subscription Rights and, with the 719,115 unexercised Subscription Rights purchased by the Backstop Purchasers, proceeds of the Rights Offering for the Issuer were $20,187,500.

As the Issuer has previously reported, on May 17, 2007 (the "Effective Date"), the Plan became effective and the Issuer emerged from chapter 11 bankruptcy protection. The rights offering was consummated on the Effective Date.

Pursuant to the Plan, the Issuer has been merged into Reorganized SeraCare, a Delaware corporation, which has changed its name to SeraCare Life Sciences, Inc. On the Effective Date, each shareholder of the Company received one share of Initial Reorganized SeraCare Common Stock for each share such shareholder held as of the Effective Date. Reorganized SeraCare has also filed the Reorganized SeraCare Charter with the Delaware Secretary of State and has adopted the Reorganized SeraCare Bylaws. The directors and officers of the Issuer that served prior to the Effective Date were deemed to have resigned as of the Effective Date and the board of directors of the Issuer has been reduced to five persons, consisting of three persons designated by the Ad Hoc Committee (which persons are acceptable to the CEO of the Issuer), Eugene I. Davis, Jill Tillman and Sarah Beth Murphy, the CEO of the Issuer, Susan L.N. Vogt, and Samuel Anderson, a current member of the board of directors of the Issuer who was selected by Ms. Vogt. The Reporting Persons that were parties to the Plan Support Agreement voted in favor of the Plan.

The Reporting Persons expressly disclaim (i) any membership in a group for purposes of Section 13(d) under the Securities Exchange Act of 1934 with the other participants in the Ad Hoc Committee and (ii) any beneficial ownership of securities of the Issuer held by any person or entity (including any former member of, or observer to, the Ad Hoc Committee), other than the shares of common stock beneficially owned by the Reporting Persons.

As a result of the Issuer's emergence from bankruptcy and the consummation of the Rights Offering and the other transactions contemplated by the Plan, the Plan Support Agreement is no longer in effect and the Ad Hoc Committee has been dissolved. In connection with the dissolution of the Ad Hoc Committee, the Reporting Persons have determined that they are not required to file a Schedule 13D jointly with the other members of the Ad Hoc Committee.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

--------------------------------------------------------------------------------
Item 5. Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Harbinger Master Fund may be deemed to be the beneficial owner of 3,670,843 Shares, constituting 19.8% of the Shares of the Issuer, based upon 18,537,728 Shares outstanding.

     The Harbinger Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,670,843 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,670,843 Shares.

The Harbinger Master Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Harbinger Management may be deemed to be the beneficial owner of 3,670,843 Shares, constituting 19.8% of the Shares of the Issuer, based upon 18,537,728 Shares outstanding.

     Harbinger Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,670,843 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,670,843 Shares.

Harbinger Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 3,670,843 Shares, constituting 19.8% of the Shares of the Issuer, based upon 18,537,728 Shares outstanding.

     HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,670,843 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,670,843 Shares.

HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, the Harbinger Special Fund may be deemed to be the beneficial owner of 650,529 Shares, constituting 3.5% of the Shares of the Issuer, based upon 18,537,728 Shares outstanding.

     The Harbinger Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 650,529 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 650,529 Shares.

The Harbinger Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 650,529 Shares, constituting 3.5% of the Shares of the Issuer, based upon 18,537,728 Shares outstanding.

     HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 650,529 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 650,529 Shares.

HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMCNY may be deemed to be the beneficial owner of 650,529 Shares, constituting 3.5% of the Shares of the Issuer, based upon 18,537,728 Shares outstanding.

     HMCNY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 650,529 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 650,529 Shares.

HMCNY specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 4,321,372 Shares, constituting 23.3% of the Shares of the Issuer, based upon 18,537,728 Shares outstanding.

     HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,321,372 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,321,372 Shares.

HMC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 4,321,372 Shares, constituting 23.3% of the Shares of the Issuer, based upon 18,537,728 Shares outstanding.

     Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,321,372 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,321,372 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 4,321,372 Shares, constituting 23.3% of the Shares of the Issuer, based upon 18,537,728 Shares outstanding.

     Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,321,372 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,321,372 Shares.

Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 4,321,372 Shares, constituting 23.3% of the Shares of the Issuer, based upon 18,537,728 Shares outstanding.

     Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,321,372 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,321,372 Shares.

Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares during the last 60 days or the date of their most recently filed Schedule 13D by the Reporting Persons are set forth in Exhibit B.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The response to Item 4 and Exhibit C and Exhibit D hereto are incorporated by reference into this Item 6.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly

Exhibit B: Schedule of Transactions in the Shares of the Issuer

Exhibit C: Plan Support Agreement between Certain of the Reporting Persons and the Issuer (filed with the Commission on Form 8-K by the Issuer on November 15, 2006 (incorporated by reference))

Exhibit D: First Amended Joint Plan of Reorganization of the Debtor and the Ad
           Hoc Equity Committee, as Modified, dated as of December 29, 2006 proposed by SeraCare Life Sciences, Inc. and the Ad Hoc Equity Committee (filed with the Commission on Form 8-K by the Issuer on February 23, 2007 (incorporated by reference))

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
------------------------------
William R. Lucas, Jr.

Harbinger Capital Partners Offshore Manager, L.L.C.*
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
------------------------------
William R. Lucas, Jr.

HMC Investors, L.L.C.*

By: /s/ William R. Lucas, Jr.
------------------------------
William R. Lucas, Jr.

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
------------------------------
William R. Lucas, Jr.

Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
------------------------------
William R. Lucas, Jr.

HMC - New York, Inc.

By: /s/ William R. Lucas, Jr.
------------------------------
William R. Lucas, Jr.


Harbert Management Corporation

By: /s/ William R. Lucas, Jr.
------------------------------
William R. Lucas, Jr.

/s/ Philip Falcone
------------------
Philip Falcone


/s/ Raymond J. Harbert
----------------------
Raymond J. Harbert


/s/ Michael D. Luce
-------------------
Michael D. Luce


May 18, 2007

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D, Amendment No. 4, dated May 18, 2007 relating to the Common Stock of SeraCare Life Sciences, Inc. shall be filed on behalf of the undersigned.


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------
William R. Lucas, Jr.

Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------
William R. Lucas, Jr.

HMC Investors, L.L.C.

By: /s/ William R. Lucas, Jr.
-----------------------------
William R. Lucas, Jr.

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------
William R. Lucas, Jr.

Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------
William R. Lucas, Jr.

HMC - New York, Inc.

By: /s/ William R. Lucas, Jr.
-----------------------------
William R. Lucas, Jr.

Harbert Management Corporation

By: /s/ William R. Lucas, Jr.
-----------------------------
William R. Lucas, Jr.

/s/ Philip Falcone
------------------
Philip Falcone


/s/ Raymond J. Harbert
----------------------
Raymond J. Harbert


/s/ Michael D. Luce
-------------------
Michael D. Luce

Exhibit B


                           Transactions in the Shares
                           --------------------------

         TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

       Date of                Number of Shares
     Transaction              Purchased/(Sold)         Price per Share
     -----------              ----------------         ---------------

       5/17/07                    841,585                    4.75


    TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

       Date of                Number of Shares
     Transaction              Purchased/(Sold)         Price per Share
     -----------              ----------------         ---------------

       5/17/07                   512,729                    4.75



SK 03773 0003 775718